

April 28, 2023

Lucas Haldeman
Chief Executive Officer
SmartRent, Inc.
8665 E. Hartford Drive
Suite 200
Scottsdale, Arizona 85255

   Re: SmartRent, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2022
    Response dated April 21, 2023
    File No. 001-39991

Dear Lucas Haldeman:

  We have reviewed your April 21, 2023 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to the prior comment are to comments in our April 10, 2023 letter.

Form 10-K for the fiscal year ended December 31, 2022

Management's Report on Internal Controls Over Financial Reporting, page 85

1. We note your responses to prior comments 2 and 3. Please help us better understand how management concluded that your disclosure controls and procedures were effective as of December 31, 2022. In this respect, explain how you considered that you inadvertently omitted disclosure relating to management's assessment regarding internal controls over financial reporting in reaching that conclusion.

  You may contact Morgan Youngwood, Senior, Staff Accountant at 202-551-3479 or Stephen Krikorian, Accounting Branch Chief at 202-551-3488 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology